
March 14, 2014

Via E-mail
David S. Jones
President
IIM Global Corporation
160 E. Lake Brantley Drive
Longwood, FL 32779

     Re: **IIM Global Corporation**
               Registration Statement on Form S-1
               Filed February 13, 2014
               File No. 333-193924

Dear Mr. Jones:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

Prospectus Summary

The Company, page 5

2.   We note your statement that you have begun serious market penetration with the sale and placement of your products. Please expand your disclosure to more fully describe your marketing activities relating to the development of sales and market penetration of your products. In this regard we note that you do not appear to have generated any revenue during fiscal year 2013 and all of your revenue for the preceding year resulted from one project in Ghana, Africa.

Risk Factors, page 7

3.   Please expand the captions of the risk factors in this section to provide a concise description of the risk to the company that results from the condition or uncertainty you identify.

No assurance of continued market acceptance, page 7

4.   Please revise both the text and caption of this risk factor to disclose that there is no assurance you will be able to successfully commercialize your product.

The recently enacted JOBS Act…, page 12

5.   Please revise to describe how and when a company may lose emerging growth status here or in an appropriately cross-referenced section of this filing.

The Company may complete a primary public offering…, page 12

6.   Please tell us whether you have formulated any plans with respect to conducting a primary offering in parallel with this offering.

Description of Securities

Common Stock, page 14

7.   Please revise to delete the statement that the description of the company's capital stock is qualified in its entirety by reference to the certificate of incorporation and the bylaws. You can direct investors to the certificate of incorporation and bylaws for a more complete discussion.

Preferred Stock, page 14

8.   Please tell us whether the preferred stock has been created and, if so, please file the notice of rights and preferences of the preferred stock as an exhibit.

The Business

Strategic Partners and Suppliers, page 18

9.   You state that you currently have a relationship with Coppernic SAS through which you supply devices to them; however, we note that you have not generated any revenues for this year. Please tell us the current status of this agreement and summarize the performance of the company to date.

Executive Compensation

Remuneration of Officers: Summary Compensation Table, page 28

10.   We note your statement on page 28 that there was no accrued compensation due to the company's employees or officers. We also note that Mr. Jones has an employment agreement with the Company pursuant to which he is entitled to a base salary of $210,000 plus bonuses and certain other perquisites. According to page 36, stock was issued to settle accrued payroll liabilities in September 2013. Please revise to include the total compensation awarded to, earned or paid to Mr. Jones. Refer to Item 402(n)(2) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 30

11.   It appears the disclosure relating to Mr. Cassidy should be presented under "Legal Matters – Interests of Counsel" on page 32.

Selling Shareholders, page 30

12.   With respect to shares to be offered for resale by legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers over such shares.

Item 16. Exhibits, Financial Statement Schedules

13.   You do not appear to have filed as an exhibit your contract with Flextronics which you describe as a key supplier on page 18. Please provide us with a detailed analysis as to whether you should file your agreement with Flextronics as an exhibit and describe the material terms of that agreement in your disclosure. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. Similar concerns exist with respect to the agreement with Thomas Szoke PA, LLC described on page 29.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

David S. Jones
IIM Global Corporation
March 14, 2014
Page 4

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3462. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
Anthony Patel, Esq.
Cassidy & Associates